BofA Finance LLC

Dual Directional Buffered Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433
Registration Statement Nos. 333-234425
and 333-234425-01

Terms of the Notes

The Dual Directional Buffered Notes provide a 1.5:1 upside exposure to increases in the Least Performing Underlying if its Ending Value is greater than or equal to its Starting Value, subject to the Max Return of at least $1,170.00 per $1,000 in principal amount of Notes. If the Ending Value of the Least Performing Underlying is less than its Starting Value but greater than or equal to its Threshold Value, you will receive a positive return equal to the Absolute Underlying Return. However, if the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will be exposed to any decrease in the Underlying beyond the Threshold Value, and you will lose some or a substantial portion of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 2 years.
Underlying:	The S&P 500® Index (the “SPX”) (Bloomberg symbol: “SPX”) and the Russell 2000® Index (the “RTY”) (Bloomberg symbol: “RTY”).
Pricing and Issue Dates*:	October 30, 2020 and November 4, 2020, respectively
Max Return:	At least $1,170.00 per $1,000 in principal amount of Notes, which represents a return of at least 17.00% over the principal amount. The actual Max Return will be determined on the pricing date.
Upside Partifipation Rate:	150%
Threshold Value:	With respect to each Underlying, 85% of its Starting Value.
Absolute Underlying Return:	The absolute value of the lowest Underlying Return. For example, if the lowest Underlying Return is -5%, the Absolute Underlying Return will equal 5%.
Initial Estimated Value Range:	$960.00 - $990.00 per Note.
CUSIP:	09709TY21
Amended and Restated Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109220011165/e11364-424b2.htm

*Subject to change

Redemption Amount Determination



Is the Ending Value of the Least Performing Underlying greater than or equal to its Starting Value?
Yes
No
You will receive:
$1,000 + [$1,000
× Upside Participation Rate × (Underlying Return
of the Least Performing Underlying)], subject to the Maximum Return
Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?
Yes
No
You will receive:
$1,000 + ($1,000 x Absolute Underlying Return)
You will receive:
$1,000- [$1,000 × ((Threshold Value-Ending Value)/ (Starting Value))]

Hypothetical Payout Profile

Underlying Return of the Least Performing Underlying	Redemption Amount per Note[1]	Return on the Notes
60.00%	$1,170.00	17.00%
50.00%	$1,170.00	17.00%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
0.00%	$1,000.00	0.00%
-15.00%[2]	$1,150.00	15.00%
-15.01%	$999.90	-0.01%
-20.00%	$950.00	-5.00%
-50.00%	$650.00	-35.00%
-75.00%	$400.00	-60.00%
-100.00%	$150.00	-85.00%

(1) The Redemption Amount per Note cannot exceed the Max Return.

(2) This is the Underlying Return of the Least Performing Underlying which corresponds to the Threshold Value.

BofA Finance LLC
Dual Directional Buffered Notes
Fully and Unconditionally Guaranteed by Bank of America Corporation
Bank of America
Filed pursuant to Rule 433
Registration Statement Nos. 333-234425
and 333-234425-01
Risk Factors
• Your investment may result in a loss; there is no guaranteed return of principal.
• The return on the Notes will be limited to the Max Return.
• Your potential for a positive return based on the depreciation of the Underlying is limited.
• The Notes do not bear interest.
• Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
• Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
• The public offering price you pay for the Notes will exceed their initial estimated value.
• We cannot assure you that a trading market for your Notes will ever develop or be maintained.
• The payments on the Notes will not reflect changes in the level of the Underlying other than on the Valuation Date.
• Because the Notes are linked to the least performing (and not the average performance) of the
Underlyings, you may not receive any return on the Notes and may lose some or a significant portion of your principal amount even if the Ending Value of one Underlying is always greater than or equal to its Threshold Value.
• The Notes are subject to risks associated with small-size capitalization companies.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Amended and
Restated Preliminary Pricing Supplement dated October 5, 2020, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2020 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Amended and
Restated Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus
Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.